FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

16  July 2007 - Fortis,  RBS and Santander Confirm Proposed Offer for ABN AMRO of €38.40

Fortis,  RBS and Santander  (collectively "the Banks") today confirm their intention to proceed with their proposed  offer for ABN AMRO.  The value  offered per ABN AMRO Share  remains  unchanged at €38.40 and the cash  component  of the  proposed  offer  is  increased  to  approximately  93%.  The  Banks  will  remove pre-conditions  and  conditions  relating  directly  to the  LaSalle  Situation.  The Banks have  received assurances from ABN AMRO that their proposed offer will be dealt with on a level playing field.

The Banks intend to offer the following  (the "Revised  Offer"),  through  their  acquisition  vehicle RFS
Holdings (subject to certain pre-conditions):

€38.40 per ABN AMRO Share, 13.7% above the value of Barclays' proposed Offer(1)

Comprising €35.60 in cash plus 0.296 New RBS Shares

Under this Revised Offer, the total  consideration  payable by the Banks to ABN AMRO  shareholders will be
€71.1 billion.  The share of the  consideration  to be provided by each Bank will remain  unchanged at the figures set out in the Banks' announcement of 29 May 2007.

Approximately  93%, or €66 billion,  of the Revised Offer  consideration  will be payable in cash, and the remaining 7%, or €5 billion,  will comprise New RBS  Shares.(2)  No element of the  consideration  will be contingent on the LaSalle Situation.

The  Revised  Offer will be subject to the  satisfaction  or waiver of certain  conditions  customary  for transactions of this type and other  conditions  including those set out in the Banks'  announcement of 29
May except that the Revised Offer will not be subject to  pre-conditions  or conditions  relating directly to the LaSalle  Situation.  The  conditions  to the Revised Offer will include ABN AMRO not having made or agreed to make any  acquisitions  or  disposals  of a material  part of its  business or assets,  with the exception of the disposal of LaSalle.

The  Banks  are  well  advanced  in the  process  of  making  filings  for and  receiving  regulatory  and competition  approvals.  Approvals  have already been received  from a number of  regulatory  authorities, including the UK Financial Services Authority.

The  Banks  intend to issue  offer  documentation  and to make a public  SEC  filing  as soon as  possible following the completion of review processes by the AFM and the UKLA.

The Banks  firmly  believe  that the  Revised  Offer is the most  valuable  option  available  to ABN AMRO shareholders.  The Banks  continue to believe that the  acquisition  of ABN AMRO by the Banks will deliver significant benefits for customers and employees.

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(1) Based on the price of RBS  Ordinary  Shares of 640.0p at the close of  business on 13 July 2007 and on the value of Barclays' proposed offer on the basis set out in the Banks' announcement of 29 May 2007

(2) Based on undiluted  number of shares,  as set out in Appendix IV of the Banks'  announcement of 29 May
2007

Capitalised  terms in this  announcement are as defined in the Banks'  announcement of 29 May 2007, unless otherwise defined in this announcement.

Important Information

This  announcement  is made  pursuant  to  article  9b(1) of the Dutch  Decree on the  Supervision  of the
Securities Trade 1995.

In connection  with the proposed  offer for ABN AMRO, RBS expects to file with the U.S. SEC a Registration
Statement on Form F-4,  which will  constitute a  prospectus,  and the Banks expect to file with the SEC a
Tender  Offer  Statement  on Schedule TO and other  relevant  materials.  INVESTORS  ARE URGED TO READ ANY
DOCUMENTS  REGARDING  THE  PROPOSED  OFFER IF AND WHEN THEY BECOME  AVAILABLE,  BECAUSE  THEY WILL CONTAIN
IMPORTANT INFORMATION.  Investors will be able to obtain a copy of such documents,  without charge, at the
SEC's website  (http://www.sec.gov)  once such documents are filed with the SEC.  Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This  communication  shall  not  constitute  an offer to sell or the  solicitation  of an offer to buy any securities,  nor  shall  there  be any  sale of  securities  in any  jurisdiction  in  which  such  offer, solicitation or sale would be unlawful prior to registration  or  qualification  under the securities laws of any such  jurisdiction.  This  press  release  is not an offer of  securities  for sale into the United
States.  No offering of  securities  shall be made in the United States  except  pursuant to  registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This  announcement  includes  certain  "forward-looking  statements".  These  statements  are based on the current  expectations  of the Banks and are  naturally  subject  to  uncertainty  and  changes  in certain circumstances.  Forward-looking  statements  include any  statements  related to the benefits or synergies resulting  from a transaction  with ABN AMRO and,  without  limitation,  statements  typically  containing words such as "intends",  "expects",  "anticipates",  "targets", "plans", "estimates" and words of similar import. By their nature,  forward-looking  statements involve risk and uncertainty  because they relate to events  and depend on  circumstances  that will occur in the  future.  There are a number of factors  that could cause actual results and  developments to differ  materially from those expressed or implied by such forward-looking  statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO,  satisfaction of any  pre-conditions  or conditions to the proposed  offer,  including the receipt of required  regulatory and anti-trust  approvals,  the successful  completion of the offer or any  subsequent  compulsory  acquisition  procedure,  the  anticipated  benefits  of  the  proposed  offer
(including  anticipated  synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the  integration of such  businesses  and assets by the Banks being  materially delayed or more costly or difficult  than  expected,  as well as  additional  factors,  such as changes in economic conditions,  changes in the regulatory environment,  fluctuations in interest and exchange rates, the outcome of litigation  and  government  actions.  Other unknown or  unpredictable  factors could cause actual  results to differ  materially  from  those in the  forward-looking  statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking  statements,  whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United  States will only be made by the Banks and/or RFS  Holdings  directly or by a dealer-manager that is registered with the SEC.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht,  Netherlands;  Fortis SA/NV, Rue Royale 20, 1000 Brussels,
Belgium

The Royal Bank of  Scotland  Group plc,  Head  Office,  Gogarburn,  Edinburgh  EH12 1HQ,  U.K.  Registered
Office, 36 St Andrew Square, Edinburgh EH2 2YB, U.K.  Registered in Scotland No 45551

Banco  Santander,  S.A.,  Ciudad Grupo  Santander,  Avenida de Cantabria,  s/n,  28660 Boadilla del Monte,
Madrid, Spain

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 July 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat